Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Stockholder

Archstone Inc.:

We consent to the use of (1) our report dated March 30, 2012, except as to Note 3, which is as of September 21, 2012, with respect to the consolidated balance sheets of Archstone Inc. Predecessor and its subsidiaries and affiliates as of December 31, 2011 and 2010, and the related consolidated and combined statements of comprehensive income (loss), redeemable preferred interests and equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2011, and the related financial statement schedule III and (2) our report dated August 10, 2012, with respect to the balance sheet of Archstone Inc. as of July 31, 2012, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Denver, Colorado

September 21, 2012